Zion Oil & Gas Newsletter	Filed pursuant to Rule 433
October 2, 2009	Registration Statement No. 333-160871

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Dear Shareholder and/or Friend of Zion...

Here is an update of our progress during the past week.

Operations on the Ma'anit-Rehoboth #2 Well

In last week's update (dated September 25, 2009) I wrote:

"We have decided, for the present, not to drill any deeper in this well and are now analyzing and establishing the priorities of the seven zones that warrant completion testing.   The well bore is in excellent condition and it is also possible that we will drill this well deeper in the future.  Next week, I will comment further."

The Ma'anit-Rehoboth #2 well was planned as a deep well in order to test the Permian geological formation and the original planned target depth was 5,500 meters (18,040 feet).

During the planning of the well, our geologists, basing their opinion on the available seismic and other data, believed that drilling to the planned target depth of 5,500 meters (18,040 feet) would result in us testing the Permian geological layer.

In September 2009, when our drilling reached a depth of 5,460 meters (17,913 feet), we had reached a depth less than 1% away from the original target depth.

However, during drilling, it became apparent that we were, in fact, drilling into a 'fault line'. (This means that the rock on one side of the fracture had moved with respect to the rock on the other side.) To make matters more complicated, there did not seem to have been just one fault line but more likely a 'fault zone'.

Due to the presence of the fault zone, the geological formation in which we were drilling required much more analysis.

After carrying out that analysis, we decided that, almost certainly, we were still in the Triassic geological layer and could not determine how much further we would have to drill to reach the Permian geological layer.

In the light of the uncertainty regarding the depth of the Permian geological layer at our well site and knowing that we have found seven zones that warrant completion testing, we decided that the prudent course, for the present, was to stop drilling on this well and (i) test the seven zones mentioned, as well as (ii) carry out further analysis on the geology, using the drilling and logging data obtained in the last weeks. However, at a later stage, if we decide to, we can drill this well deeper.

Not only did we have the benefit of our internal experts, Dr. Druckman, Dr. Kashai and Stephen Pierce who between them have over 100 years of professional experience, but we also received input from external organizations and experts, such as the 'The Geophysical Institute of Israel' and Dr. Dorit Korengrin and Dr. Brian Conway of 'The Geological Survey of Israel'.

The Geophysical Institute of Israel specializes in the application of geophysical methods for mapping the structure and characteristics of the subsurface; their website address is:

http://www.gii.co.il/index.php?page_id=1&lang_action=change_lang&to_lang=en

The Geological Survey of Israel is involved in earth science research and development; their website address is:

http://www.gsi.gov.il/eng/

Preparations at the site of the Elijah #3 Well

This coming week, we plan to start rigging down (at the Ma'anit site) and start moving the drilling rig and equipment to the site of the Elijah #3 well.

We have initiated our security on the area and equipment has now started to arrive on site.

We have set the 'conductor pipe'; that is, a short length of pipe, driven into the ground. Conductor pipe is run because the initial shallow section of the well is drilled in unconsolidated soil rather than consolidated strata (i.e. solid formations) encountered deeper.

We estimate that we will start drilling in approximately the middle of October 2009.

Rights Offering

This week, on October 1, 2009, in response to comments received from the Securities and Exchange Commission (SEC), Zion filed an additional amendment to the registration statement.

As amended, the proposed Rights Offering will offer a maximum of 3.6 million shares of stock at $5.00 for each share of stock. Should the rights offering be fully subscribed, the company will receive gross proceeds of $18 million.

Under the (amended) rights offering, stockholders have the right to purchase twenty three (23) shares of stock for every one hundred (100) shares of common stock owned on the (to be determined) record date.  This is identical to 0.23 subscription rights for each share of common stock owned on the record date.

If you were among the many hundreds of our stockholders who did not receive as many $5.00 shares as you subscribed for in the earlier rights offering, this is your 'second chance' opportunity. Obviously, this offer is open to everyone who is a stockholder of record on the (as yet undetermined) record date.

The offering can only 'go effective' (or in plain language, 'begin') when the SEC has completed its review, so we patiently wait.

CBN NEWS Interview

On Wednesday of this week, as you can see in the photographs, Chris Mitchell, the Middle East Bureau Chief of CBN NEWS visited us, in order to interview John Brown and visit the site of the Ma'anit-Rehoboth #2 well.

John explained his vision, gave Chris Mitchell an understanding of the history of Zion Oil & Gas and then I gave CBN NEWS a guided tour of our operations. It transpired that some members of the CBN NEWS photographer's family, were enthusiastic Zion shareholders. I'll let you know when the article has been published and/or broadcast.

The CBN NEWS website address is: http://www.cbn.com/cbnnews/

"In your good pleasure, make Zion prosper..."
Psalm 51:18

Thank you for your support of Zion and Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, timing and potential results thereof and plans contingent thereon and rights offering are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE
Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466 ).

Contact Information
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More information about Zion is available at www.zionoil.com or by contacting Kim Kaylor at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com
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